P.E. 9/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
For the Month of September 2002

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

MAGYAR TÁVKÖZLÉSI RT.

Krisztina Krt. 55, 1013 Budapest, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

EXHIBIT INDEX

Exhibit Number	Description
1.	Announcement dated September 18, 2002
2.	Announcement dated September 19, 2002

Exhibit 1

matáv

MATÁV TO REDUCE HEADCOUNT IN THE NEXT TWO YEARS

BUDAPEST – September 18, 2002 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today announced that it will implement a nearly 9% headcount reduction in 2003 and plans to carry out an approximate 3% reduction in 2004 on Group level in order to further increase efficiency.

An agreement was reached on September 17, 2002 between Matáv Rt. and the Trade Union regarding the 2003 and 2004 headcount reductions and the 2003 wages and social benefits. Included in the agreement, the 2003 wage increase will result in a 6.4% average wage increase within Matáv Rt. for the whole year. As part of this, 7% of general wage increase shall take place as of April 1, 2003 and an additional 1.5% of increase shall promote labor-force policy purposes during the rest of the year. The headcount is expected to be reduced by 1,100 at Matáv Rt. in 2003 and 250 in 2004. Based on preliminary management estimates, the cost of the headcount rationalisation in 2002 will be approximately HUF 8 bn depending on the detailed plan of the reductions, which will be finalized by the end of 2002.

In addition, the headcount of the subsidiaries will also be trimmed by around 330 in 2003 and in 2004 Matáv plans to reduce the headcount of the subsidiaries by at least 200. The costs of these reductions are still to be determined.

As a result, Group closing headcount in 2003 will be approximately 1,430 lower than the end-year number of 2002, whilst the reduction in 2004 will be at least 450.

Form 6-K
Extraordinary announcement
Subject: MATÁV TO REDUCE HEADCOUNT IN THE NEXT TWO YEARS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TÁVKÖZLÉSI RT.
(Registrant)

Date: September 18, 2002

matáv
Investor Relations Department

Szabolcs Czenthe
Head of Investor Relations Department

Exhibit 2

matáv

MAKTEL'S NEW CHIEF EXECUTIVE OFFICER IS MR ATTILA SZENDREI

BUDAPEST - September 19, 2002 - Matáv (NYSE: MTA and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, is pleased to announce the appointment of Mr. Attila Szendrei as CEO of MakTel.

Mr. Szendrei succeeds Mr. John Munnery as CEO. The appointment has been approved by the MakTel Board of Directors at its meeting today and takes effect from September 19 2002.

Mr Szendrei (49) has held a number of senior positions both in Hungary and abroad. He holds degrees in Engineering and Economics. Most recently he has served as CEO of Matáv's CATV subsidiary, MatávkábelTV Kft. Mr. András Piller will be appointed as new CEO of MatávkábelTV Kft as of October 14, 2002.

Matáv holds a majority stake in Stonebridge Communications AD which in turn is the majority shareholder in MakTel, the sole fixed line and the leading mobile operator in Macedonia.

Form 6-K
Extraordinary announcement
Subject: MAKTEL'S NEW CHIEF EXECUTIVE OFFICER IS MR ATTILA SZENDREI

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TÁVKÖZLÉSI RT.
(Registrant)

Date: September 19, 2002

Szabolcs Czenthe
Head of Investor Relations Department